UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027,No. 333-278029, No. 333-280041, No. 333-283732, No. 333-289855 and No. 333-298172) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

RESIGNATION OF DIRECTOR

On October 1, 2026, Mr. Sheldon Trainor-DeGirolamo notified the board of directors (the “Board”) of Bitdeer Technologies Group (the “Company”) of his resignation as a director of the Company and from all positions held by him on any committees of the Board, effective October 15, 2026.

Mr. Trainor-DeGirolamo’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: October 2, 2026

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